# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Ocean Group Limited, CIK 0001029145
CUSIP: G39637205
Title of class of securities: Common Shares, par value $0.05 per share
Address of issuer's principal executive offices: PAR LA VILLE PLACE, 14 PAR LA VILLE ROAD, 4TH FLOOR, HAMILTON, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 03/04/2025
Filed by CIK 0001386990
Persons authorized to receive notices and communications: Hemen Holding Limited, c/o Seatankers Management Co Ltd, P.O. Box 53562, Limassol, Cyprus (G4), CY-3399, 357-25-858-300; Edward Horton, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- HEMEN HOLDING LIMITED (CIK 0001386990): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GREENWICH HOLDINGS LIMITED (CIK 0001386989): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares beneficially owned by Hemen Holding Limited.
- C.K. LIMITED (CIK 0001731638): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: *C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.05 per share
Name of issuer: Golden Ocean Group Limited
Address of issuer's principal executive offices: PAR LA VILLE PLACE, 14 PAR LA VILLE ROAD, 4TH FLOOR, HAMILTON, Bermuda (D0), HM 08
Comment:
This Amendment No. 12 to the Schedule 13D that was originally filed on May 5, 2014 (and as thereafter amended on October 9, 2014, March 25, 2015, April 28, 2015, July 6, 2015, March 3, 2016, March 29, 2016, September 8, 2017, January 30, 2018, November 26, 2018, June 24, 2019 and March 4, 2021, the "Schedule 13D") amends and supplements the Schedule 13D filed by Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), and C.K. Limited, a company incorporated in Jersey ("C.K. Limited") with respect to the common shares, par value $0.05 per share (the "Common Shares") of Golden Ocean Group Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used in this Amendment No. 12 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

On March 4, 2025, pursuant to the terms of the Securities Purchase Agreement (defined in and described in Item 4 hereto), all Common Shares were sold to the Investors (as defined below). This Amendment No. 12 constitutes an exit filing for the Reporting Persons (as defined below).

There are no material changes to the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The persons filing this statement are Hemen, Greenwich, and C.K. Limited (collectively, the "Reporting Persons").
Residence or business address:
The address of the principal place of business of Hemen is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103, Limassol, Cyprus.

The address of the principal place of business Greenwich is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limmassol, Cyprus.

The address of the principal place of business of C.K. Limited is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP.
Present principal occupation or employment:
The principal business of Hemen and Greenwich is acting as investment holding companies. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Hemen Holding Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

The name, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Christakis Theodoulou - Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
Costas K. Saveriades - Director. Mr. Saveriades' principal business address is 8 John Kennedy Street, Iris House, 7th Floor, Office 740B, 3106 Limassol, Cyprus.
Kyriacos Kazamias - Director. Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.

The name, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Christakis Theodoulou - Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
Christophis Koufaris - Director. Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus.
Kyriacos Kazamias - Director. Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Christakis Theodoulou - Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
Elena Georgiou Varnava - Alternate Director to Christakis Theodoulou. Ms. Georgiou Varnava's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
JTC Directors Limited - Director. JTC Directors Limited's business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA.
Castle Directors Limited - Director. Castle Directors Limited's principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA.
Criminal convictions in the last five years: To the best of the knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best of the knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The citizenship of Hemen's directors is set forth below. Hemen does not have any executive officers.

Mr. Theodoulou is a citizen of Cyprus.
Mr. Saveriades is a citizen of Cyprus.
Mr. Kazamias is a citizen of Cyprus.

The citizenship of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Mr. Theodoulou is a citizen of Cyprus.
Mr. Koufaris is a citizen of Cyprus.
Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Mr. Theodoulou is a citizen of Cyprus.
Ms. Georgiou Varnava is a citizen of Cyprus.
JTC Directors Limited is organized in Jersey.
Castle Directors Limited is organized in Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Schedule 13D/A filed with the SEC on June 24, 2019.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 4, 2025, Hemen entered into a Share Sale and Purchase Agreement (the "Purchase Agreement") with CMB.TECH Bermuda Ltd (the "Purchaser"), pursuant to which Hemen agreed to sell to the Purchaser an aggregate of 81,363,730 Common Shares (representing all Common Shares beneficially owned by the Reporting Persons, other than Frontline) at a purchase price of $14.49 per Common Share, resulting in an aggregate purchase price of $1,178,960,447.70 (the "Share Sale").

The Share Sale is expected to close on March 12, 2025. As a result of the Share Sale, the Reporting Persons, other than Frontline, will no longer beneficially own Common Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the Issuer's quarterly report for the fourth quarter ended December 31, 2024, which was filed with the SEC on Form 6-K on February 27, 2025, there were 199,403,293 Common Shares issued and outstanding as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, Hemen may be deemed to be the beneficial owner of 0 Common Shares, constituting 0% of the outstanding Common Shares. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 0 Common Shares, constituting 0% of the outstanding Common Shares. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 0 Common Shares, constituting 0% of the outstanding Common Shares. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, no transactions in the Common Shares were effected in open market purchases by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
As a result of the expected closing of the Share Sale, on March 12, 2025, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 12 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 in the Schedule 13D have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D.

Other than the transactions described in Item 3 and Item 6 herein and in the Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

## Signatures
- HEMEN HOLDING LIMITED: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/06/2025)
- GREENWICH HOLDINGS LIMITED: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/06/2025)
- C.K. LIMITED: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/06/2025)
Comment: * Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.